SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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CNH GLOBAL N.V.

Form 6-K for the month of February 2011

List of Exhibits:

1. Press Release entitled “CNH Board Announces Proposals to 2011 Annual General Meeting of Shareholders”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

February 18, 2011

FOR IMMEDIATE RELEASE

For more information contact:

External Communications                +1 (630) 887-3823

CNH Board Announces Proposals to 2011 Annual General Meeting of Shareholders

BURR RIDGE, ILL. - (February 18, 2011) - The Board of Directors of CNH Global N.V. (NYSE:CNH) met February 17, 2011 to agree on recommendations for the Company’s 2011 Annual General Meeting of shareholders. The Board has set the meeting date as March 29, 2011.

CNH Global N.V. delivered decidedly improved performance in 2010 as a result of the improvement in economic conditions in many of the geographies within which the Group operates, and by rising agricultural commodity prices driving the demand for agricultural equipment in its core segments. The Group further improved its financial position during the period, and lengthened the duration of its debt portfolio. The Group remains on track to deliver its strategic plan financial objectives as set in April of 2010. As part of the business growth financing plan the Board proposed that the Company maintain its prudent approach to balance sheet management in 2011 in order to foster the conditions for an improvement in the Company’s cost of capital and credit rating profile.

At the meeting yesterday, the Board finalized proposals to put to the Company’s shareholders. Among the proposals was a recommendation that the company re-appoint the current directors and approve the appointment of a director candidate to the Board for at least a year. The Board will recommend to the shareholders that the Company not declare an annual dividend for fiscal year 2010.

The Board also approved the CNH 2010 Statutory Accounts that will be presented to shareholders at the upcoming Annual General Meeting.

The Board’s recommendations are subject to the approval of shareholders at the upcoming Annual General Meeting.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.